EXHIBIT 99.1

Caledonia Mining Corporation Plc: Increases in mineral resources and mineral reserves estimates at Blanket Mine, publication of Annual Report on Form 20-F and notice of a shareholder webinar

ST HELIER, Jersey, May 15, 2024 (GLOBE NEWSWIRE) --  following the announcements of encouraging drilling results at Blanket Mine in Zimbabwe ("Blanket") on July 10, 2023 and January 30, 2024, Caledonia Mining Corporation Plc (“Caledonia” or “the Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) is pleased to announce an increase to the mineral resources and mineral reserves estimates at Blanket.

The Company also announces that today it is filing with the U.S. Securities and Exchange Commission (the “SEC”) on EDGAR the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “Annual Report”). As per last year, the Annual Report was prepared in compliance with the SEC’s technical disclosure requirements for mining companies under subpart 1300 of Regulation S-K (“1300 S-K”). In accordance with 1300 S-K, the Annual Report includes estimates of mineral resources in addition to the mineral reserves for each of the Company’s mineral projects as at the end of the reporting period (i.e. December 31, 2023), on an attributable basis (i.e. in respect of Blanket, on the basis of its 64% ownership), with mineral resources presented exclusive of mineral reserves. This method of presentation differs from the Company’s other method of presentation of mineral resources and mineral reserves estimates under Canada’s National Instrument 43-101 (“NI 43-101”), which is done on a 100% project basis and mineral resources being inclusive of mineral reserves. The Company is also filing an NI 43-101 technical report in respect of an increase in Blanket’s mineral resources and mineral reserves estimates with SEDAR today (the “New Blanket NI 43-101”).

Highlights

  Increase in Blanket’s 1300 S-K mineral reserve and mineral resource ounces by 111% and 36% respectively, with a 7% and 23% increase in mineral reserve and mineral resource grade respectively.
  Increase in Blanket’s NI 43-101 mineral reserve and measured and indicated (“M&I”) mineral resource ounces by 106% and 63% respectively, with a 5% and 14% increase in mineral reserve and M&I mineral resource grade respectively.
  Increase in Blanket’s NI 43-101 inferred mineral resource ounces by 26% with an increase in inferred mineral resource grade of 28%.
  Blanket’s life of mine is estimated, based only on the updated mineral reserves estimate, to 2034. Management believes that the inferred mineral resources may, based on past successful conversion rates, further extend the life of mine past 2040.
  Release of 1300 S-K mineral reserves and resources estimates at the Bilboes Gold Project (“Bilboes”) for the first time, which, using the same methodology, are similar to current NI 43-101 mineral reserves and mineral resources estimates.

Commenting on the increased mineral resources and mineral reserves estimates at Blanket, Mark Learmonth, Chief Executive Officer, said:

"Our 2023 drilling campaign at Blanket yielded excellent results, with better than expected grades and widths indicated from our deep level drilling programme. I am delighted that the 2023 campaign has resulted in a significant increase to Blanket’s mineral resources and mineral reserves estimates. Measured and indicated mineral resources, reported under NI 43-101, have increased by 63% to 1,789k ounces and mineral reserves by 106% to 812k ounces.

“Blanket’s mine life is estimated to 2034 based only on the updated mineral reserves estimate, thus securing the future of our flagship asset and demonstrating its continued prospectivity and potential at higher production levels. Management believes that the inferred mineral resources may, based on past successful conversion rates, further extend the life of mine past 2040.”

Further details

The total 1300 S-K M&I mineral resource estimate at Blanket, exclusive of mineral reserves and at 64% attributable ownership to Caledonia (as reported pursuant to 1300 S-K), has increased by 50% to 606k ounces of gold in 5,426k tonnes with a 16% improvement in grade and the total mineral reserves estimate at Blanket has increased by 111% to 519k ounces of gold in 4,918k tonnes with a 7% improvement in grade. The moderate increase in inferred mineral resource, by 26% to 679k ounces of gold in 5,646k tonnes, is due to successfully converting the bulk of the inferred mineral resources into indicated mineral resources as evidenced by the 2% drop in tonnes and is offset by a 28% increase in grade.

A comparison of the 1300 S-K measured, indicated and inferred mineral resources estimates as at December 31, 2022 with those as at December 31, 2023 at Blanket are shown below:

	December 31, 2022			December 31, 2023			% Variance
Mineral Resource Classification (1300 S-K)	Tonnes	Au	Ounces	Tonnes	Au	Ounces	Tonnes	Au	Ounces
	kt	g/t	koz	kt	g/t	koz	kt	g/t	koz
Measured Total	1,855	3.10	185	2,700	3.72	323	46	20	75
Indicated Total	2,363	2.89	220	2,726	3.23	283	15	12	29
M&I Total	4,218	2.98	405	5,426	3.47	606	29	16	50
Inferred Total	5,748	2.92	539	5,646	3.74	679	-2	28	26
Grand total	9,967	2.94	944	11,072	3.61	1,285	11	23	36

Notes:

  Cut-off applied 1.5 g/t.
  2022 - No geological loss applied for measured, 5% for indicated and inferred.
  2023 – Geological loss for measured 2.5%, indicated 5%, inferred 10%.
  2022 - Commodity price of $1,800/oz.
  2023 – Commodity price of $2,150/oz.
  Mineral resources are reported as 64% attributable to Caledonia.
  All orebodies are depleted for mining.
  Mineral resources are stated exclusive of mineral reserves.
  Plant recovery factor of 93.64% applied.

A comparison of the 1300 S-K mineral reserves estimates as at December 31, 2022 with those as at December 31, 2023 at Blanket are shown below:

	December 31, 2022				December 31, 2023				% Variance
Mineral Reserve Classification (1300 S-K)	Tonnes	Grade	Au Content		Tonnes	Grade	Au Content		Tonnes	Grade	Au Content
	kt	g/t	kg	koz	kt	g/t	kg	koz	kt	g/t	kg	koz
Proven	1,191	3.23	3,842	124	1,363	3.21	4,377	141	14	-1	14	14
Probable	1,300	2.92	3,801	123	3,555	3.31	11,782	379	173	14	210	208
Total	2,491	3.07	7,643	246	4,918	3.29	16,158	519	97	7	111	111

Notes (December 31,2023):

  Mineral reserve cut-off of 2.1 g/t applied.
  The gold price that has been utilised in the economic analysis to convert diluted measured and indicated mineral resources in the life or mine (“LoM”) plan to mineral reserves is an average real term price of USD1,877/oz over the LoM, using the forecast prices as per economic analysis.
  The mineral reserve estimation utilises the depleted 2023 mineral resource estimation and the 2023 mine design and LoM plan.
  Mineral reserves are reported as 64% attributable to Caledonia.
  Totals may not add due to rounding.

The total NI 43-101 M&I mineral resource estimates at Blanket, inclusive of mineral reserves (as reported in the New Blanket NI 43-101), have increased from the estimates set out in the technical report entitled “NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” dated March 13, 2023 prepared by Caledonia and Minxcon (Pty) Ltd and filed on SEDAR (www.sedar.com) on March 13, 2023 (“Previous Blanket NI 43-101”), by 63% to 1,789k ounces of gold in 15,273k tonnes and the total mineral reserves estimates at Blanket have increased by 106% to 812k ounces of gold in 7,684k tonnes. Again, the moderate increase in inferred mineral resources, by 26% to 1,061k ounces of gold in 8,821k tonnes, is due to successfully converting the bulk of the inferred mineral resources into indicated mineral resources as evidenced by the 2% drop in tonnes and is offset by a 28% increase in grade.

The following table shows a comparison of the new measured, indicated and inferred mineral resources estimates under the New Blanket NI 43-101 with those set out in the Previous Blanket NI 43-101:

	March 31, 2022			December 31, 2023			% Variance
Mineral Resource Classification (NI 43-101)	Tonnes	Au	Ounces	Tonnes	Au	Ounces	Tonnes	Au	Ounces
	kt	g/t	koz	kt	g/t	koz	kt	g/t	koz
Measured Total	5,065	3.32	541	6,161	3.72	737	22	12	36
Indicated Total	5,659	3.04	554	9,112	3.59	1,052	61	18	90
M&I Total	10,724	3.18	1,095	15,273	3.64	1,789	42	14	63
Inferred Total	8,995	2.92	844	8,821	3.74	1,061	-2	28	26

Mineral resources (December 31, 2023)
Notes:

  Cut-off applied 1.5 g/t.
  Geological loss applied: measured 2.5%, indicated 5.0%, inferred 10.0%.
  Commodity price utilised: USD2,150/oz.
  Mineral resources are stated inclusive of mineral reserves.
  Mineral resources are reported as total mineral resources and are not attributed.
  All orebodies are depleted for mining.
  Totals may not add due to rounding.

The following table shows a comparison of the new mineral reserves estimates under the New Blanket NI 43-101 with those set out in the Previous Blanket NI 43-101:

	September 1, 2022				March 1, 2024				% Variance
Mineral Reserve Classification (NI 43-101)	Tonnes	Grade	Au Content		Tonnes	Grade	Au Content		Tonnes	Grade	Au Content
	kt	g/t	kg	koz	kt	g/t	kg	koz	kt	g/t	kg	koz
Proven	1,978	3.30	6,534	210	2,129	3.21	6,838	220	8	-3	5	5
Probable	1,964	2.94	5,763	185	5,555	3.31	18,409	592	183	13	219	220
Total	3,942	3.12	12,298	395	7,684	3.29	25,247	812	95	5	106	106

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Mineral reserves (March 1, 2024)
Notes:

  Mineral reserve cut-off of 2.1 g/t applied.
  The gold price that has been utilised in the economic analysis to convert diluted measured and indicated mineral resources in the LoM plan to mineral reserves is an average real term price of USD1,877/oz over the LoM.
  Mineral reserves are reported as total mineral reserves and are not attributed.
  Totals may not add due to rounding.

Publication of Annual Report and Technical Report Summaries

As mentioned above, the Annual Report includes a technical report summary (“TRS”) for each of the Blanket Gold Mine and the Bilboes Gold Project, prepared in accordance with S-K 1300. It does not include an updated TRS for the Maligreen Gold Project or a TRS for the Motapa Gold Project, given there has been no gold production from those areas or subsequent exploration results. The Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 included a TRS for the Maligreen Gold Project but did not include a TRS in respect of the Bilboes Gold Project because the acquisition by Caledonia of Bilboes Gold Limited took place after the end of that reporting year. The current NI 43-101 technical report in respect of the Bilboes Gold Project is the "Bilboes Gold Project Feasibility Study" with effective date December 15, 2021 prepared by DRA Projects (Pty) Ltd and filed by the Company on SEDAR on July 21, 2022 (the " Bilboes NI 43-101 Report ").

Similarly to the announcements made by the Company on May 17, 2022 and April 28, 2023 regarding the annual reports on Form 20-F for the fiscal years ended December 31, 2021 and 2022 respectively, shareholders are reminded that, as stated above, under 1300 S-K the mineral resources and mineral reserves estimates in the Annual Report are reported on an attributable basis, as at December 31, 2023, and the mineral resources estimates are reported exclusive of mineral reserves. Therefore, the mineral resources and mineral reserves estimates in the Annual Report in respect of Blanket and the Bilboes Gold Project differ from those stated in the New Blanket NI 43-101 and the Bilboes NI 43-101 Report respectively.

Whilst there are TRSs for Blanket in previous annual reports to compare its new 1300 S-K mineral resources and mineral reserves estimates with, this Annual Report is the first report in which Bilboes’ mineral resources and mineral reserves estimates have been reported pursuant to 1300 S-K. In terms of the differences in the mineral resources and mineral reserves estimates between the Bilboes NI 43-101 Report and the Annual Report/Bilboes TRS, these are insignificant if the 1300 S-K methodology (e.g. excluding mineral reserves from mineral resources) is applied to the estimates in the Bilboes NI 43-101 Report. The mineral resources and mineral reserves estimates in the Bilboes TRS are slightly reduced after taking into account oxide mining depletion during 2023 and reclassification of oxide material to transitional or sulphide material due to grade control drilling undertaken in 2023.

The tables below compare the mineral resources and mineral reserves estimates in the Bilboes NI 43-101 Report as at December 15, 2021 to the 1300 S-K mineral resources and reserves estimates for Bilboes in the Annual Report which are stated with an effective date of December 31, 2023. Column B in the table below shows the 1300 S-K mineral resources, but inclusive of mineral reserves so as to more easily show the correlation with the NI 43-101 Bilboes Report mineral resources. The final table shows a comparison of the mineral reserves.

Mineral Resources Comparison
	A			B			C			Variance % (B to C)
Effective Date	December 31, 2023			December 31, 2023			December 15, 2021
Source	Annual Report (1300 S-K)			Annual Report (1300 S-K)			Bilboes NI-43-101 Report
Basis	Exclusive of Mineral Reserves (i.e. as per 1300 S-K)			Inclusive of Mineral Reserves (i.e. not as per 1300 S-K)			Inclusive of Mineral Reserves
Mineral Resources Classification	Tonnes	Grade	Au Content	Tonnes	Grade	Au Content	Tonnes	Grade	Au Content	Tonnes	Grade	Au Content
	kt	g/t	koz	kt	g/t	koz	kt	g/t	koz	kt	g/t	koz
Measured	241	1.85	14	6,120	2.51	495	6,128	2.51	495	0%	0%	0%
Indicated	8,475	1.79	488	27,522	2.23	1,976	29,052	2.21	2,061	-6%	1%	-4%
Total M&I	8,716	1.79	502	33,650	2.28	2,470	35,180	2.26	2,555	-5%	1%	-3%
Inferred	9,118	1.91	560	9,118	1.91	560	9,475	1.89	577	-4%	1%	-3%

Mineral Reserves Comparison
Effective Date	December 31, 2023			December 15, 2021			Variance %
Source	Annual Report (1300 S-K)			Bilboes NI-43-101 Report
Mineral Reserves Classification	Tonnes	Grade	Au Content	Tonnes	Grade	Au Content	Tonnes	Grade	Au Content
	kt	g/t	koz	kt	g/t	koz	kt	g/t	koz
Proven	5,900	2.42	455	5,858	2.42	456	1%	0%	0%
Probable	19,100	2.31	1,418	20,785	2.26	1,509	-9%	2%	-6%
Total	24,900	2.34	1,873	26,644	2.29	1,964	-7%	2%	-5%

Shareholder webinar

Shareholders are invited to a Zoom webinar for management to discuss the updates to the mineral resources and mineral reserves estimates. The details are as follows:

When: May 17, 2024 02:00 PM London
Topic: Shareholder call to discuss resource update
Register in advance for this webinar:
https://caledoniamining.zoom.us/webinar/register/WN_z3uiy4INQLOqRpfUrASIIw

After registering, you will receive a confirmation email containing information about joining the webinar.

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Enquiries: Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Liberum Capital Limited (Joint Broker) Scott Mathieson Matt Hogg	Tel: +44 20 3100 2000
Camarco, Financial PR (UK) Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980
3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are "forward-looking information" within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: the estimates of mineral resources, mineral reserves, gold price, cut-off grade, costs, life of mine and other economic projections contained in this news release, the Annual Report and the technical reports described herein, and the potential of inferred mineral resources to extend Blanket’s life of mine.  The forward-looking information contained in this news release is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release has been approved by Mr Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, the Company's qualified person as defined by Canada's National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") who has verified the data disclosed herein, including sampling, analytical and test data informing the mineral resources and mineral reserves estimates, by reviewing the methodologies, results and all procedures undertaken in a manner consistent with industry practice, and all matters were consistent and accurate according to his professional judgement. There were no limitations on the verification process.

Mr Harvey was responsible for the compilation of the technical reports referred to in this document and for the mineral resource information therein. Marthinus Steyn van Staden, Pr. Eng, MAMMSA, MSAIMM, is a qualified person as defined by each of (i) the Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K of the U.S. Securities Act. Mr van Staden was responsible for the mineral reserve information in the technical reports.

Glossary

Unit	Definition
%	Percent
/	Per
± or ~	Approximately
a	Year
g	Grammes
g/t	Grammes per tonne
k	Thousands (1,000)
kg	Kilogram (1,000 g)
km	Kilometre (1,000 m)
koz	Kilo ounces (1,000 oz)
kt	Kilotonnes (1,000 t)
ktpm	Kilo tonnes per month
m	Metre
Moz	Million ounces (1,000,000 oz)
Mt	Million tonnes (1,000,000 t)
Mtpa	Million tonnes per annum
oz	Troy Ounces
t	Tonne
tpd	Tonnes per day
x	By / Multiplied by

The following abbreviations were used in the Reports:

Abbreviation	Description
amsl	Above Mean Sea Level
Bilboes	Bilboes Gold Project
Bilboes NI43-101 Report	Bilboes Gold Project Feasibility Study with effective date December 15, 2021 prepared by DRA Projects (Pty) Ltd
Blanket Mine Company	Blanket Mine (1983) (Pvt) Ltd
Blanket or the Mine	Blanket Gold Mine
BQR	Blanket Quartz Reef
Caledonia or the Company	Caledonia Mining Corporation Plc
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
EDGAR	Electronic Data Gathering, Analysis, and Retrieval system
Form 20-F	Annual Report on Form 20-F pursuant to the Securities Exchange Act of 1934
LoM	Life of Mine
M&I	Measured and Indicated mineral Resources
Minxcon	Minxcon (Pty) Ltd
NI 43-101	National Instrument 43-101, Form 43-101 F1 and the Companion Policy Document 43-101CP
NPV	Net Present Value
QAQC	Quality Assurance and Quality Control
QP	Qualified Person
RoM	Run of Mine
SEC	U.S. Securities and Exchange Commission
SEDAR	System for Electronic Document Analysis and Retrieval
SK-1300	Sub part 1300 of Regulation S-K of the SEC
New Blanket Ni43-101	NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe" with an effective date of 31 December 2023
TRS	Technical Report Summary
TSF	Tailings Storage Facility